                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X    Form 40-F
                                 -------          -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No   X
                                  -------   -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

Attached hereto and incorporated by reference herein are:

     (i) a press release of the registrant, dated May 8, 2003, announcing the scheduling of a conference call on May 13, 2003 to discuss first quarter 2003 financial results.

     (ii) a press release of the registrant, dated May 13, 2003, announcing first quarter results for 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                           By:  /s/ Gil Rozen
                                               ---------------------------------
                                                Name: Gil Rozen
                                                Title: Chief Financial Officer


                                           By:  /s/ Hanoch Zlotnik
                                               --------------------------------
                                                Name: Hanoch Zlotnik
                                                Title: Finance Manager



Date: May 19, 2003
                                                  news

FRB   WEBER SHANDWICK
      FINANCIAL COMMUNICATIONS


FOR YOUR INFORMATION:               RE:     TEFRON LTD.
                                            28 CHIDA STREET
                                            BNEI-BRAK 51371
                                            ISRAEL
                                            (NYSE:  TFR)


AT THE COMPANY:                      AT FRB|WEBER SHANDWICK:
---------------                      -----------------------

Gil Rozen, Chief Financial Officer   Marilynn Meek - General Info (212) 445-8451
Tefron Ltd.                          Vanessa Schwartz - Analyst (212) 445-8433
972-3-579-8701
Fax: 972-3-579-8715

FOR IMMEDIATE RELEASE
May 8, 2003

                      TEFRON LTD. SCHEDULES CONFERENCE CALL
                 TO DISCUSS FIRST QUARTER 2003 FINANCIAL RESULTS

BNEI-BRAK, ISRAEL - MAY 8, 2003 -Tefron Ltd. (NYSE:TFR) announced today that it will release first quarter financial results for the quarter ended March 31, 2003 on Tuesday, May 13, 2003. In conjunction with its release, the Company will host a conference call to discuss the release on Tuesday, May 13, 2003 at 10:00 a.m. Eastern Time.

Individuals wishing to participate on the conference call can access the live call and conference call via the web at WWW.VIAVID.COM or by dialing 888-413-4411, domestically and 703-871-3795, internationally. A replay of the call will be available through May 20, 2003 by dialing 888-266-2086 for domestic callers and 703-925-2435 for international callers. The pass code for the replay is 136260.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.

                                                  news

FRB   WEBER SHANDWICK
      FINANCIAL COMMUNICATIONS


FOR YOUR INFORMATION:           RE:     Tefron Ltd.
                                        28 Chida Street
                                        Bnei-brak 51371
                                        Israel
                                        (NYSE:  TFR)


AT THE COMPANY                  AT FRB/WEBER SHANDWICK
--------------

Mr. Gil Rozen                   Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer         Vanessa Schwartz - Analyst Info - (212) 445-8433
972-3-579-8701
Fax: 972-3-579-8715


                    TEFRON LTD. REPORTS FIRST QUARTER RESULTS

HIGHLIGHTS

o    Earnings per share of $0.08, basic and diluted.
o    Net income of $1 million compared to net loss of $17.2 million last year.
o Operating income of $3.3 million, up 18.6% from the equivalent quarter last year.
o    Continued strong EBITDA of $5.2 million for the quarter
o    Expansion of product line into swimwear.


BNEI-BRAK, ISRAEL, MAY 13, 2003 - Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel, today announced financial results for the first quarter ended March 31, 2003.

Sales for the first quarter were $42.4 million, compared to sales of $40.2 million for the first quarter of 2002, a 5.5% increase. Operating income for the first quarter was $3.3 million, up 18.6% from $2.7 million for the same quarter last year. Net income for the quarter was $1.0 million, or $0.08 per basic and diluted share, compared to net loss of $17.2 million or -$1.46 per share for the same quarter last year. In the first quarter of 2002, the Company reported a one-time non-cash goodwill adjustment charge of $18.8 million, or $1.51 per share (diluted) in connection with SFAS 142. Excluding this extraordinary item, net income from ordinary activities was $606,000, or $0.05 per basic and diluted share for the prior year's first quarter.

EBITDA for the first quarter of 2003 was $5.2 million, which mirrored last year's first quarter. Cash flow from operations for the quarter was $1.2 million, compared to $4.6 million for the comparable period last year. The cash flow for the first quarter of this year includes a negative cash flow of $ 3.9 million in Alba's consumer division, most of which is a result of closing down it's production activities and consolidating them with Hi-Tex production lines.

The Company announced, that it has acquired 100% of the outstanding ordinary shares of Macro Clothing Ltd. at a price which represents approximately zero shareholders equity, and includes about $1 million net bank debts. Macro manufactures, markets and sells swimwear and beachwear for various accounts in Europe, USA and Israel.

Yos Shiran, Chief Executive Officer stated, "As reported to you last quarter, we expected first quarter sales to be slightly higher than last year's first quarter and to be around our break-even point; however, we were pleased to report a $1 million net profit for the quarter with an increase in operating income.

"We are continuing to make inroads into developing new client associations while at the same time expanding our existing relationships. We recently opened an office in Portland, Oregon in order to better service our clients in that region from both a design and marketing standpoint. We believe that our new presence in Portland will enhance the Company's growth in origin, especially in the active wear market.

"During the first quarter we began shifting Alba's consumer division manufacturing to our Hi-Tex manufacturing facility. This transfer is going as planned and we expect it to be completed in our current quarter. We began to realize savings on this transfer in our first quarter, and as reported in the past, we expect this saving to be approximately $6 million on an annualized basis, once the reorganization is complete."

Yos Shiran added, "We concluded an acquisition of Macro, which is a step toward our stated objective in 2003 to expand our customer base in both Europe and United States, while at the same time expanding and diversifying our existing customer relationships. The joining of our two product lines will permit us to provide our respective existing and prospective customers with a broader line of products in swimwear and active wear. Going forward, we expect to grow Macro's sales from its current level of $3.5 million a year."

Mr. Shiran concluded, "We expect second quarter to show recovery in sales and profits in comparison to the first one although we don't expect sales to fully recover to last year's level of the second quarter. Looking further ahead we expect sales and profits to continue growing in the second half of the year."

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.

                             FINANCIAL TABLES FOLLOW


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,                    YEAR ENDED
                                                                    ----------------------------------       DECEMBER 31,
                                                                          2003              2002                2002
                                                                    ----------------  ----------------  ---------------------
                                                                                UNAUDITED
                                                                    ----------------------------------
 SALES                                                               $     42,389      $     40,194      $         190,305
 Cost of sales                                                             34,212            33,064                151,385
 Restructuring costs                                                            -                 -                  1,550
                                                                    ----------------  ----------------  ---------------------

 Gross profit                                                               8,177             7,130                 37,370
 Selling, general and administrative expenses                               4,927             4,389                 18,358
 Restructuring costs                                                            -                 -                  3,793
                                                                    ----------------  ----------------  ---------------------

 Operating income                                                           3,250             2,741                 15,219
 Financial expenses, net                                                    1,171             1,693                  5,457
 Other expenses (income), net                                                (125)                4                  2,293
                                                                    ----------------  ----------------  ---------------------

 Income before taxes on income                                              2,204             1,044                  7,469
 Taxes on income                                                              479               300                  4,979
                                                                    ----------------  ----------------  ---------------------

 Income after income taxes                                                  1,725               744                  2,490
 Equity in losses of affiliates                                                78               138                    392
 Minority interest in earnings of a subsidiary                                633                 -                    822
                                                                    ----------------  ----------------  ---------------------

 Net income from ordinary activities                                        1,014               606                  1,276
 Cumulative effect of change in accounting principle                            -           (18,774)               (18,774)

                                                                    ----------------  ----------------  ---------------------

 Net income (loss)                                                   $      1,014      $    (18,168)     $         (17,498)
                                                                    ================  ================  =====================

 Income per share from ordinary activities                           $       0.08      $       0.05      $            0.10
                                                                    ================  ================  =====================

 Loss per share from cumulative effect of change in accounting       $          -      $      (1.51)     $           (1.51)
   principles
                                                                    ================  ================  =====================

 Basic and diluted net income (loss) per share                       $       0.08      $      (1.46)     $           (1.41)
                                                                    ================  ================  =====================


------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                 MARCH 31,
                                                                       ------------------------------     DECEMBER 31,
                                                                             2003           2002              2002
                                                                       --------------- -------------- --------------------
                                                                                 UNAUDITED
                                                                       ------------------------------
     ASSETS

 CURRENT ASSETS:
   CASH AND CASH EQUIVALENTS                                             $    5,854          3,517       $        6,742
   Trade receivables, net                                                    18,880         17,535               21,421
   Other accounts receivable and prepaid expenses                             5,060         12,582                5,459
   Inventories                                                               26,468         24,842               26,206
                                                                       --------------- -------------- --------------------

 Total current assets                                                        56,262         58,476               59,828
 -----                                                                 --------------- -------------- --------------------

 SEVERANCE PAY FUND                                                             411            451                  433
                                                                       --------------- -------------- --------------------

 PROPERTY, PLANT AND EQUIPMENT, NET                                          96,232        108,398               98,499
                                                                       --------------- -------------- --------------------

 OTHER ASSETS:
   Goodwill                                                                  30,743      *) 30,743               30,743
   Deferred taxes                                                             3,961              -                3,961
   Investment in affiliated companies                                           500            379                  354
   Advance to supplier of fixed assets                                        1,428            963                1,374
   Other                                                                      1,154              -                1,219
                                                                       --------------- -------------- --------------------

 Total other assets                                                          37,786         32,085               37,651
 -----                                                                 --------------- -------------- --------------------

 Total assets                                                            $  190,691        199,410       $      196,411
 -----                                                                 =============== ============== ====================

*)   Restated


CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                 MARCH 31,                DECEMBER 31,
                                                                       ------------------------------
                                                                            2003            2002              2002
                                                                       --------------- -------------- --------------------
                                                                                 UNAUDITED
                                                                       ------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                                $   17,298         20,720      $        14,767
   Current maturities of long-term debt:
     Bank                                                                    15,610         22,119               15,610
     Capital leases and other loans                                           2,175          3,756                2,135
   Trade payables                                                            20,591         19,158               24,771
   Other accounts payable and accrued expenses                                7,852          6,064                8,712
                                                                       --------------- -------------- --------------------

 Total current liabilities                                                   63,526         71,817               65,995
 -----
                                                                       --------------- -------------- --------------------

 LONG-TERM LIABILITIES:
   Bank loans                                                                58,810         72,016               63,264
   Capital leases and other loans                                             2,566          6,491                3,114
   Deferred taxes                                                             8,613          7,525                8,117
   Accrued severance pay                                                      2,208          2,125                2,123
                                                                       --------------- -------------- --------------------

 Total long-term liabilities                                                 72,197         88,157               76,618
 -----                                                                 --------------- -------------- --------------------

 MINORITY INTEREST                                                           13,846              -               13,690
                                                                       --------------- -------------- --------------------

 SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 1 par value: Authorized: 50,000,000               5,575          5,575                5,575
       shares at March 31, 2003 and December 31, 2002; Issued and outstanding: 13,409,566 shares at March 31, 2003 and
       December 31, 2002
     Deferred shares of NIS 1 par value: Authorized, issued and                   1              1                    1
       outstanding: 4,500 shares at March 31, 2003 and December 31,
       2002
   Additional paid-in capital                                                62,810         62,810               62,810
   Accumulated deficit                                                      (19,856)       (21,542)             (20,870)
                                                                       --------------- -------------- --------------------

                                                                             48,530         46,844               47,516
   LESS - 997,400 ORDINARY SHARES IN TREASURY, AT COST                       (7,408)        (7,408)              (7,408)
                                                                       --------------- -------------- --------------------

 Total shareholders' equity                                                  41,122         39,436               40,108
 -----                                                                 --------------- -------------- --------------------

 Total liabilities and shareholders' equity                              $  190,691      $ 199,410      $       196,411
 -----                                                                 =============== ============== ====================